Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 13 DATED FEBRUARY 3, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – SBD Investment 7

On April 23, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $6,375,000, (the “SBD Investment 7 Senior Loan”). The borrower, SBD Investment 7, LLC, a California limited liability company (“SBD Investment 7”), used the loan proceeds to acquire 14,204 square feet of land that is currently entitled and permitted, and is in the process of building, and intends to sell, nine homes under the Los Angeles Small Lot Ordinance at 736 – 742 North Parkman Avenue, Los Angeles, CA 90026 (the “SBD Investment 7 Property”). As of the date of this filing, construction of the homes is roughly 65% complete. SBD Investment 7 intends on completing construction and marketing the homes for sale.

On January 28, 2020, SBD Investment 7 paid off the investment for the full amount of the SBD Investment 7 Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 9.5%. SBD Investment 7 repaid the SBD Investment 7 Senior Loan by refinancing.